

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

13030953

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-42227

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Northeast Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

333 Earle Ovington Blvd. 7th Floor
(No. and Street)

Mitchel Field, (City) New York (State) 11553 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen J. Perrone (516) 222-5300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kalmus, Siegel, Harris & Goldfarb, CPAS, LLP
(Name – *if individual, state last, first, middle name*)

585 Stewart Ave., Suite 550 Garden City, NY 11530
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/13

JP 3/14/13

OATH OR AFFIRMATION

I, Stephen J. Perrone, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Northeast Securities, Inc., as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

[illegible]
NOTARY PUBLIC STATE OF NEW YORK
NASSAU COUNTY LIC. [illegible]
COMM. EXP. [illegible]

Signature

Chairman
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditor's report on internal accounting control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KALMUS, SIEGEL, HARRIS & GOLDFARB, CPAs, LLP

585 Stewart Avenue
Suite 550
Garden City, New York 11530
(516) 227-2525
Fax (516) 227-2548

Members:
American Institute of Certified Public Accountants
N.Y. State Society of Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Northeast Securities, Inc.
Mitchell Field, New York 11553

We have audited the accompanying statement of financial condition of Northeast Securities, Inc. (the Company) as of December 31, 2012, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Northeast Securities, Inc. as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The supplementary information contained in Schedule I required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Kalmus, Siegel, Harris & Goldfarb, CPAs, LLP

Garden City, New York
March 6, 2013

NORTHEAST SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2012

ASSETS

Cash and cash equivalents (Note 2)	$	6,409,930
Receivable from broker-dealers and clearing organizations		348,327
Securities owned:		
Marketable, at market value (Notes 3 and 4)		469,775
Not readily marketable, at estimated fair value (Notes 3 and 4)		1,420,323
Furniture and equipment at cost, less accumulated depreciation of $ 1,914,053 (Note 2)		135,992
Other assets		864,032
	$	9,648,379

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES

Payable to broker-dealers and clearing organizations (Note 2)	$	250,180
Margin loan payable (Note 7)		598,939
Accounts payable and accrued expenses		1,942,610
Securities sold, not yet purchased, at fair value (Note 3)		226,963
Income taxes payable, including deferred taxes of $ 238,103 (Note 11)		238,684
Security deposits payable		10,912
		3,268,288

STOCKHOLDERS' EQUITY

Preferred stock, 1,000,000 shares $.01 par value authorized, 0 shares issued		-
Common stock, 20,000,000 shares $.01 par value authorized, 11,126,256 shares issued and outstanding		111,263
Additional paid-in capital		4,390,642
Retained earnings		5,753,943
		10,255,848
Less shares of common stock in treasury, at cost		(3,875,757)
Total Stockholders' Equity		6,380,091
	$	9,648,379

The accompanying notes are an integral part of these financial statements.

NORTHEAST SECURITIES, INC.
STATEMENT OF INCOME
For the year ended December 31, 2012

REVENUES		
Commissions (Note 2)	$	25,151,498
Principal transactions (Note 2)		6,710,740
Investment advisory (Note 2)		1,675,904
Interest and dividends		26,180
Other		2,335,149
		35,899,471
EXPENSES		
Employee compensation and benefits (Note 9)		8,856,307
Commissions, floor brokerage, exchange, and clearance fees (Note 2)		21,694,361
Communications and data processing		1,076,316
Interest and dividends		3,375
Occupancy		1,044,674
Other operating expenses		2,215,566
		34,890,599
Income before income taxes & equity in earnings of subsidiaries		1,008,872
Equity in earnings of subsidiaries		50,967
Income before income taxes		1,059,839
Provision for income taxes		463,597
Net income (Loss)	$	596,242

The accompanying notes are an
integral part of these financial statements.

NORTHEAST SECURITIES, INC.
STATEMENT OF CASH FLOWS
For the year ended December 31, 2012

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)		$ 596,242
Adjustments to reconcile net income to net cash used in operating activities		
Depreciation and amortization (Note 2)	$ 51,667	
Deferred taxes (Note 11)	436,191	
(Increase) decrease in operating assets:		
Net receivable from broker-dealers and clearing organizations	55,212	
Securities owned, net	596,698	
Prepaid expenses and taxes	(28,348)	
Security deposits and other receivables	(135,286)	
Increase (decrease) in operating liabilities:		
Payable to broker-dealer and clearing organizations	(1,091,503)	
Accounts payable and accrued liabilities	1,673,792	
Securities sold, not yet repurchased	216,653	
Income taxes payable	(5,400)	
Total adjustments		1,769,676
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES		2,365,918
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of furniture and equipment	(14,696)	
NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES		(14,696)
CASH FLOWS FROM FINANCING ACTIVITIES		
Payment of cash dividend	(125,000)	
Purchase of common shares for treasury	(742,400)	
Payment of loan payable to subsidiary	(45,740)	
Repayments of margin loan, net	(540,714)	
NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES		(1,453,854)
NET INCREASE (DECREASE) IN CASH & CASH EQUIVALENTS		897,368
CASH & CASH EQUIVALENTS - BEGINNING		5,512,562
CASH & CASH EQUIVALENTS - END		$ 6,409,930
Supplemental cash flow disclosures:		
Income tax payments		$ 48,454
Interest payments		$ 3,375

The accompanying notes are an integral part of these financial statements.

NORTHEAST SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

For the year ended December 31, 2012

	Common Shares	Stock Amount	Additional Paid-In Capital	Retained Earnings	Treasury Stock At Cost Amount	Total Stockholders' Equity
Balance at 1/1/2012	12,363,591	$ 123,636	$ 4,390,642	$ 5,282,701	$ (3,145,730)	$ 6,651,249
Net Income (Loss)	-	-	-	596,242	-	596,242
Dividends on common stock $.011 per share	-	-	-	(125,000)	-	(125,000)
Net purchase of common shares for treasury	(1,237,335)	(12,373)	-	-	(730,027)	(742,400)
Balance at 12/31/2012	11,126,256	$ 111,263	$ 4,390,642	$ 5,753,943	$ (3,875,757)	$ 6,380,091

The accompanying notes are an integral part of these financial statements.

NORTHEAST SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2012

NOTE 1 – ORGANIZATION & NATURE OF BUSINESS

Northeast Securities, Inc. ("the "Company"), founded in 1989, is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of The Financial Industry Regulatory Authority (FINRA). The Company has grown into a multi-line financial services firm serving institutional and individual clients. The Company is a New York Corporation and acts as a fully disclosed broker-dealer engaged in the following types of businesses: Listed and OTC Stocks, Mutual Funds, Government and Municipal Securities, Put and Call Options, Limited Partnerships, Annuities, and Tax Shelters. The company acts as a market maker in selected OTC stocks. The business operates from several strategic office locations with the institutional office located at 100 Wall Street in New York City's financial district.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements are presented on an accrual basis. Income is recognized when earned. The costs and expenses attributable to earning such income are reflected in the results of operations concurrently.

Real Property

Property and improvements are stated at cost. Expenditures for maintenance, repairs and minor renewals are charged to operations as incurred.

Property at December 31, 2012 consisted of:

Equipment & Office Furniture	$ 1,839,961
Improvements	210,084
	2,050,045
Less: accumulated depreciation and amortization	(1,914,053)
Real property, net of accumulated depreciation and amortization	$ 135,992

Depreciation and amortization

Depreciation is provided on a straight-line basis using an estimated useful life of five years with a half-year provision in the year of acquisition. Amortization of computer software is provided on a straight-line basis over sixty months. Depreciation and amortization expense for the year ended December 31, 2012 totaled $51,667.

Uncertain tax position

The Company adopted the provisions of the *Financial Accounting Standards Board's ("FASB") Accounting Standards Codification No. 740 ("ASC 740") Subtopic 05* Accounting for Uncertainty in Income Taxes. As a result of implementation, the Company was not required to recognize any amounts from uncertain tax positions.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

Statement of Cash Flows

Cash and cash equivalents for purposes of reporting cash flows includes cash on hand and highly liquid investments with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

Securities Owned

Proprietary securities transactions in regular-way trades are recorded on trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on trade date basis. Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by the Board of Directors.

Use of Estimates

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Fee Income

Fee income is recorded as earned, with billed but not paid amounts reflected as accounts receivable and amounts received but not earned reflected as deferred fee income.

Commissions

Transactions executed by the broker-dealer as agents for customers and related commission income and expenses are recorded on a settlement date basis which is not materially different from a trade date basis.

NOTE 3 – SECURITIES OWNED & SOLD, NOT YET PURCHASED

Marketable securities owned consist of trading and investment securities at market values, as follows:

	Owned	Sold, Not Yet Purchased
Corporate stocks and bonds	$ 469,775	$ 226,963

NOTE 3 – SECURITIES OWNED & SOLD, NOT YET PURCHASED (CONT'D)

Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company. At December 31, 2012 these securities at estimated fair values consisted of equities totaling $1,420,323.

NOTE 4 – FAIR VALUE MEASUREMENTS

The Company's investments are categorized below in three broad hierarchical levels based on market price observability as follows:

- Level 1 – Quoted prices in active markets for identical investments;
- Level 2 – Other significant observable inputs obtained from independent sources, for example, quoted prices for similar investments or the use of models or other valuation methodologies;
- Level 3 – Significant unobservable inputs including the Company's own assumptions based upon the best information available. Investments categorized as Level 3 include securities in which there is little, if any, market activity.

The designated Level for a security is not necessarily an indication of the risk associated with investing in that security.

The Company's investments as of December 31, 2012 are classified as follows:

	Level 1	Level 2	Level 3	Total Value
Marketable securities	$ 469,775	$ -	$ -	$ 469,775
Securities not readily marketable	40,861	-	1,379,462	1,420,323
Total	$ 510,636	$ -	$ 1,379,462	$ 1,890,098

NOTE 5 – CONCENTRATIONS OF CREDIT RISK

The Company and its subsidiaries are engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

In addition, financial instruments which potentially subject the Company to significant concentrations of credit risk consist principally of cash and money market funds. The Company maintains accounts with various financial institutions. The Company's policy is designed to minimize exposure to any one institution. At times during 2012, the Company's cash in bank balances exceeded the Federally insured limits. At December 31, 2012 the Company's uninsured cash balances totaled $60,291.

NOTE 6 – RELATED PARTY TRANSACTIONS

The company at times advances money to its shareholders or other shareholder owned entities on a short-term basis. At December 31, 2012, there was a subsidiary loan receivable in the amount of $400,000.

NOTE 7 – DEBT

The company meets its short-term financing needs by borrowing against securities it owns for investment purposes. The interest rate is a floating rate above the prime rate. There was $ 598,939 outstanding under this facility at December 31, 2012. The company has a $100,000 line of credit facility with JPMorgan Chase Bank at a rate tied to the Prime Rate. As of December 31, 2012 there were no amounts borrowed on this facility.

NOTE 8 – COMMITMENTS & CONTINGENCIES

The Company has obligations under operating leases with initial terms in excess of one year. Minimum aggregate annual rentals for office space, equipment and storage at December 31, 2012, are approximately as listed below:

Fiscal year	Amount
2013	$ 997,775
2014	996,330
2015	1,010,697
2016	840,810
2017	486,685
Aggregate amount thereafter	2,110,094
	$ 6,442,391

Rent expense for the year ended December 31, 2012 aggregated $ 1,044,135.

The company is contingently liable for a standby letter of credit in the amount of $ 137,222 issued by Chase Manhattan Bank presentable if the company is in default on its lease for its Lower Manhattan Office.

The Company - together with various other broker-dealers, corporations, and individuals - has been named as a defendant in a few lawsuits that claim substantial damages. Management of the Company, after consultation with outside legal counsel, is highly confident that the resolution of these various lawsuits will not result in any material adverse effect on the Company's financial position. At December 31, 2012 a reserve of $102,258 was established to cover potential settlements.

During 2012 two former customers filed complaints against Northeast Securities. The matter is currently pending before a judge. Legal counsel has advised management that the allegations are false on their face and indicated it is premature to offer any opinion as to liability, except that Management of the Company intends to vigorously defend this case. Management of the Company, after consultation with outside legal counsel, is highly confident that the resolution of this lawsuit will not result in any material adverse effect on the Company's financial position. No accrual has been made for these lawsuits in the financial statements.

NOTE 8 – COMMITMENTS & CONTINGENCIES (CONT'D)

The Company's legal counsel is unable to estimate the total of possible damages and counsel fees if the Company does not prevail. It is possible, however, that an adverse outcome could have a material adverse impact on our consolidated results of operations, liquidity, and financial position.

NOTE 9 – PENSION PLAN

The company has a 401(K) plan which allows eligible employees to voluntarily defer a percentage of salary. The company at its option can match employee deferrals. The company made no matching contributions for the year ended December 31, 2012.

NOTE 10 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 in its initial year and 15 to 1 in subsequent years. As of December 31, 2012 the minimum net capital requirement was defined as the greater of $100,000 or 6-2/3% of the aggregate indebtedness.

At December 31, 2012, the Company had net capital of $ 3,875,724 which was $ 3,672,969 in excess of its required net capital of $ 202,755. The Company's net capital ratio was .78 to 1.

NOTE 11 – INCOME TAXES

The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. Deferred income taxes are provided when income and expenses, principally relating to unrealized gains on long term investments, depreciation expense and deferred compensation expense are recognized in different years for financial and tax reporting purposes

The Company recognizes and measures its unrecognized tax benefits in accordance with *FASB ASC 740, Income Taxes.* Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

The income tax provision consists of the following:

	Total	Currently Payable	Deferred Tax Credit
Federal	$ 356,669	$ 22,846	$ 333,823
State and local	106,928	4,560	102,368
	$ 463,597	$ 27,406	$ 436,191

NOTE 11 – INCOME TAXES (CONT'D)

The Company's effective tax rate was less than the statutory rate because equity in earnings from a subsidiary exceeded non-deductible expenses.

KALMUS, SIEGEL, HARRIS & GOLDFARB, CPAs, LLP

585 Stewart Avenue
Suite 550
Garden City, New York 11530
(516) 227-2525
Fax (516) 227-2548

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors
Northeast Securities, Inc.

We have audited the accompanying financial statements of Northeast Securities, Inc. as of and for the year ended December 31, 2012, and have issued our report thereon dated March 6, 2013. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kalmus, Siegel, Harris & Goldfarb, LLP

Garden City, New York
March 6, 2013

NORTHEAST SECURITIES, INC.

SCHEDULE I

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2012

NET CAPITAL

Total stockholders' equity		$ 6,380,091
Deductions/charges:		
Securities not readily marketable	$ 1,420,323	
Furniture and equipment, net	135,992	
Other non-allowable assets	864,032	2,420,347
Net capital before haircuts on securities positions		3,959,744
Haircuts on securities		
Trading and investment securities		
Stocks, bonds, mutual funds	82,347	
Money market funds	176	
Other		
Unsecured debits	1,497	84,020
Net Capital		$ 3,875,724

AGGREGATE INDEBTEDNESS

Payable to broker-dealers and clearing organizations	250,180
Accounts payable and accrued expenses	2,180,713
Margin loan payable	598,939
Income taxes payable	581
Security deposits payable	10,912
Total aggregate indebtedness	$ 3,041,325

continued

NORTHEAST SECURITIES, INC.

SCHEDULE I (CONT'D)

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2012

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required	$	202,755
Excess net capital	$	3,672,969
Excess net capital at 10% of aggregate indebtedness	$	3,571,591
Ratio: Aggregate indebtedness to net capital		.78 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part II of Form X-17A-5 as of December 31, 2012

Net capital, as reported in Company's Part II (unaudited)		
Focus report	$	3,483,791
Haircut adjustments		72,260
Net audit adjustments		319,673
Net capital per above	$	3,875,724

NORTHEAST SECURITIES, INC.

SCHEDULE II

Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

As of December 31, 2012

The company effected no transactions with customers, as defined in Rule 15c3-3 under the provisions of Section (k)(2)(ii), and, therefore, has no amounts reportable under the rule.

KALMUS, SIEGEL, HARRIS & GOLDFARB, CPAs, LLP

585 Stewart Avenue
Suite 550
Garden City, New York 11530
(516) 227-2525
Fax (516) 227-2548

Members:
American Institute of Certified Public Accountants
N.Y. State Society of Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5(g)(1)

Board of Directors
Northeast Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Northeast Securities, Inc. (the Company), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of

financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012 to meet the SEC's objectives.

This report is intended solely for information and use of the Board of Directors, management, the SEC, the FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kalmus, Siegel, Harris & Goldfarb, LLP
March 6, 2013

KALMUS, SIEGEL, HARRIS & GOLDFARB, CPAs, LLP

585 Stewart Avenue
Suite 550
Garden City, New York 11530
(516) 227-2525
Accountants
Fax (516) 227-2548
Accountants

Members:
American Institute of Certified Public
N.Y. State Society of Certified Public

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors of
Northeast Securities, Inc.
333 Earle Ovington Blvd., 7th Floor
Mitchel Field, NY 11553

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by Northeast Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Northeast Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Northeast Securities, Inc.'s management is responsible for the Northeast Securities Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries from company's cash disbursement journal noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers and general ledger accounts supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Kalmus, Siegel, Harris & Goldfarb, CPAs, LLP

March 6, 2013


FINRA
Financial Industry Regulatory Authority

February 26, 2013

Marc Benedetto
Financial and Operations Principal
Northeast Securities, Inc.
333 Earle Ovington Blvd.
Suite 706
Mitchel Field, NY 11553

RE: Northeast Securities, Inc., December 31, 2012 Annual Audit Report

Dear Mr. Benedetto:

In reply to your written request on February 25, 2013, please be advised that your request for an extension of time in which to file the required annual audited financial report as of December 31, 2012 pursuant to Securities Exchange Act Rule 17a-5, has been given due consideration and is hereby granted.

This extension of 10 business-days is granted based upon the representations made by your organization and by your outside independent auditors. If the information provided to us is no longer accurate, we expected to be notified immediately.

Please be aware that failure to file the annual audited financial report on or before March 15, 2013 could result in the assessment of a late filing fee of $100 per day for up to ten days and may result in other regulatory or disciplinary action.

Regards,

Joanne Pinelli
Principal Regulatory Coordinator

cc: Herani Dansamo, FINRA
Andrew Calamari, Regional Director, SEC NY Regional office

Long Island District Office
Two Jericho Plaza
2nd Floor, Wing A
Jericho, NY
11753

t 516 949 4200
f 516 949 4201
www.finra.org